Karl Franz Williams

Visionary Entrepreneur, Beverage Thought Leader, and Cultural Builder, Driving the Future of Beverage and Hospitality from the Community to the Bar to the Aisle to the World

New York, New York

Uncle Waithleys Beverage Company

Uncle Waithleys Beverage Company

840 followers

1mo •

Get Involved: You've been with us from the start. You've tasted the drinks, shared the posts, and cheered us on. You are the reason we're here. Now, we're inviting you to go even deeper.

We're launching a community raise on Wefunder! This is a rare opportunity for you, our customers, friends, and supporters, to become official owners and help shape the future of Uncle Waithley's.

Over the past four years, our momentum has taken off—selling more than 400,000 bottles since launch, expanding into 166 new Whole Foods Market stores this summer, and securing partnerships with Dora's Naturals, Skurnik Wine & Spirits, and UNFI. That performance and velocity led to an equity investment from Whole Foods Market in 2024.

We believe the best businesses are built by and for the communities they serve. We're not just selling drinks—we're building a brand rooted in authentic Caribbean flavor, family legacy, and cultural connection.

Come build with us. Click the link in our bio to see our vision and learn how you can be a part of it.

Link to Wefunder:
https://lnkd.in/eaSQBR5z

Thank you for taking this ride with us! ❤️

Karl Franz Williams
Monica Freeman-Greene
Scott Parker
Michael McConnell

Disclaimer:
'We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.'

#unclewaithleys



2:58 1x

Auto captions have been added to your video

Edit captions

Michael McConnell and 10 others

1 comment · 3 reposts

Reactions

+3

Like

Comment

Repost

Send

Add a comment...

Most relevant

Sledge Smith • 1st

Business Development Consultant | Fractional Chief Administrative Officer, Chie...

1mo

Mercedes G - Food, Tech and VC

Like | Reply

Similar pages

Climate Insiders
Venture Capital & Private Equity
2-10 employees

+ Follow

Organic Valley
Food & Beverages

501-1,000 employees

zeyan & 18 other connections follow this page

+ Follow

NexGen Solutions

Higher Education

5,001-10,000 employees

Rudolf & 8 other connections follow this page

+ Follow

Show more